EXHIBIT 99

RISK FACTORS

IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS REPORT, YOU SHOULD CONSIDER THE FOLLOWING FACTORS CAREFULLY IN EVALUATING US AND OUR BUSINESS BEFORE MAKING AN INVESTMENT DECISION. IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, FINANCIAL CONDITION, OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED.

OUR FUTURE GROWTH DEPENDS ON EXPANSION OF INTERNATIONAL REVENUES AND WE WILL BE SUBJECT TO INCREASED RISKS IN THE INTERNATIONAL MARKETPLACE

We estimate that our Inovoject® system inoculates more than 80% of all eggs produced for the North American broiler poultry market. Given this market penetration, we expect diminished growth in the number of system installations and only modest system revenue growth in this market. For this reason, we must expand our Inovoject® system installations and product sales in markets outside the United States and Canada in order to realize significant overall revenue growth. In 2001, sales outside of the United States accounted for 31% of our consolidated revenues, up from 29% in 2000 and 23% in 1999. Lack of market acceptance of our Inovoject® system and in ovo (“in the egg”) products in these markets would adversely affect our revenue growth. Revenue growth outside the United States and Canada depends on gaining market acceptance of the Inovoject® system and in ovo administration of biological products in markets outside the United States and Canada to treat prevailing poultry diseases in those markets.

International sales are also subject to a variety of risks, including risks arising from the following:

—	currency fluctuations, trading restrictions, tariffs, trade barriers and taxes;

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adverse changes in local investment or exchange control regulations, potential restrictions on the flow of international capital, and the possibility of expropriation, confiscatory taxation or price controls; and

—	economic and political conditions beyond our control, including country-specific conditions such as political instability, government corruption and civil unrest.

OUR FUTURE GROWTH ALSO DEPENDS ON THE DEVELOPMENT AND MARKET ACCEPTANCE OF NEW PRODUCTS

In addition to international expansion, we need to develop and market new products in order to continue to generate increased revenues and growth of our business. We currently are developing, both independently and in collaboration with others, various products which address poultry health and performance needs. Some of these products are being designed to be delivered in ovo through the Inovoject® system, and some may also be administered via injection after hatching. These products are in various stages of development. There is no guarantee that any new products will be successfully developed and marketed. In addition, we have not initiated the regulatory approval process for some of these potential products, and we cannot assure you that regulatory approval will be obtained. Our inability to develop new products or any delay in our development of them may adversely affect our revenue growth. Because of a number of factors, a new product may not reach the market without lengthy delays, if at all. Some of the factors which may affect our development and marketing of new products include the following:

—	our research and evaluations of compounds and new technologies may not yield product opportunities;

—	potential products may involve extensive and time-consuming clinical trials to demonstrate safety and effectiveness, and the results of such trials are uncertain;

—	potential products may require collaborative partners and we may be unable to identify partners or enter into arrangements on terms acceptable to us;

—	we may not be able to contract for the manufacture of new products at a cost or in quantities necessary to make them commercially viable;

—	regulatory approval of these products may not be obtained or may be obtained only with lengthy delays;

—	we may not be able to secure additional financing that may be needed to bring a potential product to market;

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we may experience unexpected safety or efficacy concerns with respect to marketed products, whether or not scientifically justified, leading to adverse public reaction, product recalls, withdrawals or declining sales;

—	marketing products developed jointly with other parties may require royalty payments or other payments by us to our co-developers, which may adversely affect our profitability;

—	we may be unable to accurately predict market requirements and evolving standards; and

—	we may not be able to attract and retain sufficient numbers of qualified development personnel.

We have developed and commercialized a technology using our proprietary viral neutralizing factor (VNF®). Our Bursaplex® product uses this technology. However, Bursaplex® has only been sold in commercial quantities during the past four years, and there is no assurance that the product will continue to be sold in commercial quantities.

As of July, 2001 we have submitted a registration application to the United States Department of Agriculture (USDA) for Newplex™, our in ovo Newcastle disease vaccine, which like Bursaplex® is based on VNF® technology. Although this product has been submitted for registration there is no assurance that USDA approval will be obtained.

There can be no assurance that we will successfully complete the development and commercialization of any new products or that such products, if commercialized, will meet revenue and profit expectations.

WE FACE RISKS OF RAPIDLY CHANGING TECHNOLOGY AND COMPETITION

We are involved in areas of technology, which are subject to rapid and significant technological change. Competitors include independent companies that specialize in biotechnology as well as major chemical and pharmaceutical companies, universities, and public and private research organizations. Many of our competitors are well established and have substantially greater marketing, financial, technological and other resources than us. Now that the Sharma patent has expired, competitive in ovo delivery methods, within and outside the United States, are under development and may gain commercial acceptance. The poultry biological business is especially competitive and dominated by a few very large companies with an established global presence. Also, competitors may succeed in developing technologies and products that are more effective than any which have been or are being developed by us or which would render our technology and products obsolete or non-competitive. We may not be successful in establishing or maintaining technological competitiveness. Increased competition could mean lower prices for our products, reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs. Any of these developments could have an adverse effect on our business, results of operations and financial condition.

WE DO NOT MANUFACTURE ANY OF OUR PRODUCTS AND ARE CURRENTLY DEPENDENT ON A SINGLE CONTRACT MANUFACTURER FOR INOVOJECT® SYSTEMS, FOR VNF® PRODUCTION, AND FOR BURSAPLEX® PRODUCTION

We currently do not have facilities for the production of our Inovoject® system and biological products. Therefore, we rely principally upon relationships with contract manufacturers. There can be no assurance that we can maintain manufacture and supply agreements on terms and at costs acceptable to us. We have various relationships with manufacturers and suppliers, including those described below. The loss of any of these relationships could adversely affect our operating results. There are a number of risks associated with our dependence on third-party manufacturers including:

—	reduced control over delivery schedules;

—	quality assurance;

—	manufacturing yields and costs;

—	the potential lack of adequate capacity during periods of excess demand;

—	limited warranties on products supplied to us;

—	increases in prices and the potential misappropriation of our intellectual property; and

—	catastrophic loss of production capacity due to property damage, man made or by nature.

If our third-party manufacturers fail to provide us with an adequate supply of finished products, our business would be harmed. We have no long-term contracts or arrangements with any of our vendors that guarantee product availability or the continuation of particular payment terms. In addition, we are currently dependent on a single contract manufacturer for several of our key products as described below. Although we believe our relationship with each of the manufacturers is sound, we cannot assure you that we will continue to maintain relationships with them or that they will continue to exist.

Inovoject® System

We rely on one contract manufacturer to fabricate all of our Inovoject® systems. While other machine fabricators exist and have constructed limited numbers of Inovoject® systems, we do not currently have alternative sources for production of the Inovoject® system. If our current fabricator is unable to carry out its manufacturing obligations to our satisfaction, we may be unable to obtain alternative manufacturing, or to obtain such manufacturing on commercially reasonable terms or on a timely basis. Any delays in the manufacturing process may adversely impact our ability to meet commercial demands for Inovoject® system installations and delay receipt of revenues from those installations.

Biological Products

We obtain all of our requirements for the active ingredient in VNF® (Viral Neutralizing Factor) from SPAFAS, Inc. (SPAFAS), a subsidiary of Charles River Laboratories, Inc. Under our agreement with SPAFAS, we maintain appropriate inventory levels and place orders with SPAFAS to allow us to satisfy anticipated customer demand for VNF®. The manufacture of our VNF® product generally must be performed in licensed facilities and are subject to USDA regulation. The regulatory approval granted by the USDA for Bursaplex® in January 1997 specifically covers vaccines produced with SPAFAS-manufactured VNF®. Although there are other manufacturers who may be capable of manufacturing VNF®, we do not currently have alternative sources for production of VNF®.

We obtain all of our requirements for Bursaplex® from Merial Select, Inc. (Select), a Merck and Aventis company. The manufacture of Bursaplex® must be performed in licensed facilities or under approved regulatory methods. Although there are other manufacturers who are capable of manufacturing IBD products, we do not currently have alternative sources for production of Bursaplex®.

If either SPAFAS or Select is unable to carry out its manufacturing obligations (described immediately above) to our satisfaction, we may be unable to obtain alternative manufacturing, or to obtain such manufacturing on commercially reasonable terms or on a timely basis. A change of supplier for the Company could adversely affect our future operating results due to the time it would take a new supplier to obtain regulatory approval by the USDA of its production process or manufacturing facilities. We could also be sued for breach under various contracts under which we are obligated to supply VNF® or Bursaplex® to third parties. If the terms of regulatory approvals in any foreign countries are only effective as to a product manufactured with SPAFAS VNF® or Bursaplex® as manufactured by Select, a change of manufacturer may also result in the need to reapply for approval in those countries and in the need to suspend sales of a product in those countries until new approvals could be secured based on the replacement manufacturer. Any delays in securing new approvals would have an adverse effect on our revenues and growth prospects. We cannot guarantee that we would be able to secure new approvals in every country or that such approvals would be granted in a timely fashion.

WE ARE DEPENDENT ON DISTRIBUTORS IN CERTAIN MARKETS

We market and distribute our Inovoject® system principally by leasing and licensing the systems directly to hatcheries. In some markets, such as Japan, we instead rely upon distributors for the Inovoject® system. We also rely on third parties to market certain biological products, such as products containing VNF®, and we may enter into other arrangements in the future. There can be no assurance that we can maintain these relationships on terms acceptable to us. The loss of any of these relationships could adversely affect our operating results. There are a number of risks associated with our dependence on distributors and other third parties including:

—	reduced control over regulatory efforts which may delay local regulatory approvals and thus market introduction;

—	reduced control over marketing and sales efforts and in turn the extent of resulting market penetration or acceptance;

—	reduced control over distribution and related customer satisfaction; and

—	potential delays in distribution associated with securing new distributors, if current relationships are not maintained.

ECONOMIC FACTORS AFFECTING OUR CUSTOMERS MAY ADVERSELY AFFECT OUR FINANCIAL RESULTS

Our revenues come from purchases by the poultry producing industry. If there is a general economic decline in that industry, our operations and financial condition could be materially and adversely affected. Also, domestic and global economic factors beyond our control may adversely impact our customers and, as a result, our revenues and earnings. Examples of these factors include the following:

—	fluctuations in the price of poultry feed;

—	market demand for poultry products, including the supply and pricing of alternative proteins; and

—	the extent to which our cost of products and operating expenses increase faster than contractual price adjustments with our customers.

For example, if rising poultry feed prices increase the production costs of commercial poultry producers, these producers may reduce production. This decreased production could adversely impact our revenues, since a principal component of our revenues are fees charged to customers for the number of eggs injected by the Inovoject® system.

POULTRY HEALTH AND DISEASE FACTORS AFFECTING OUR CUSTOMERS MAY ADVERSELY AFFECT OUR FINANCIAL RESULTS

Any widespread poultry health problem or disease outbreak could have a negative impact on global poultry production. Revenues and earnings derived from both the U.S. and international poultry industry could be materially and adversely affected. In addition, the emergence of new disease variants, serotypes and strains in the domestic and/or global markets may reduce the efficacy of our biological products and result in reduced revenues and earnings.

THE LOSS OF KEY CUSTOMERS COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS

Historically, a significant portion of our revenues has come from a relatively small number of customers. Tyson Foods, Inc. (Tyson) accounted for approximately 20% of our consolidated 2001 revenues. Our top three customers, including Tyson, accounted for approximately 32% of our consolidated 2001 revenues, which is down from 34% in 2000 and 38% in 1999. We expect a similar level of customer concentration to continue in future years. The poultry market is highly concentrated, with the largest poultry producers dominating the market. For example, in 2001, Tyson supplied approximately 23% of all broilers grown in the United States. The concentration of our revenues with these large customers makes us particularly dependent on factors affecting those customers. If we lose a large customer and fail to add new customers to replace lost revenues, our operating results will be materially and adversely affected. Also, if these customers reduce the number of eggs they produce at hatcheries, we will receive lower Inovoject® system revenues since our fees are based on the number of eggs injected.

IF WE LOSE THE PROTECTION OF OUR PATENTS AND PROPRIETARY RIGHTS, OUR FINANCIAL RESULTS COULD SUFFER

Some of our products and processes used to produce our products involve proprietary rights, including patents. We own some of the technologies employed in these processes, and some are owned by others and licensed to us. The Inovoject® system utilizes a process that was patented by the USDA in the United States. We held an exclusive license to this primary patent, which expired in June 2002. We have supplemented the USDA patent with additional U.S. and foreign patents covering specific design features of the Inovoject® system. However, there is a risk that a competitive system could become commercially available in the United States now that the primary patent has expired.

We believe that patent protection of materials or processes we develop and any products that may result from the research and development efforts of our licensors and us are important to the possible commercialization of our products. The loss of the protection of these patents and proprietary rights could adversely affect our business and our competitive position in the market. The patent position of companies such as ours generally is highly uncertain and involves complex legal and factual questions. Some of the reasons for this uncertainty include the following:

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To date no consistent regulatory policy has emerged regarding the breadth of claims allowed in biotechnology patents. So, there can be no assurance that patent applications relating to our products or technology will result in patents being issued or that, if issued, the patents will afford protection against competitors with similar technology;

—	Some patent licenses held by us may be terminated upon the occurrence of specified events or become non-exclusive after a specified period;

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Companies that obtain patents claiming products or processes that are necessary for or useful to the development of our products could bring legal actions against us claiming infringement (though we currently are not the subject of any patent infringement claim);

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Issuance of a valid patent does not prevent other companies from using alternative, non-infringing technology so we cannot be sure that any of our patents (or patents issued to others and licensed to us) will provide significant commercial protection;

—	We may not have the financial resources necessary to obtain patent protection in some countries or to enforce any patent rights we may hold;

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The laws of some foreign countries may not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights in these foreign countries;

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We may be required to obtain licenses from others to develop, manufacture or market our products. We may not be able to obtain these licenses on commercially reasonable terms, and the patents underlying the licenses may not be valid and enforceable; and

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We also rely upon unpatented, proprietary technology, which we may not be able to protect fully if others independently develop substantially equivalent proprietary information or techniques, improperly gain access to our proprietary technology, or disclose this technology to others.

We attempt to protect our proprietary materials and processes by relying on trade secret laws and non-

disclosure and confidentiality agreements with our employees and other persons with access to our proprietary materials or processes or who have licensing or research arrangements with us. We plan to continue to use these protections in the future but we cannot be sure that these agreements will not be breached or that we would have adequate remedies for any breach. Even with these protections, others may independently develop or obtain access to these materials or processes, which may adversely affect our competitive position.

If we are sued for infringing the patent or other proprietary rights of a third party, we could incur substantial costs and diversion of management and technical personnel, whether or not the litigation is ultimately determined in our favor.

We have been involved in the patent litigation summarized below:

Embrex v. Service Engineering Corporation and Edward G. Bounds, Jr.

In September 1996, we filed a patent infringement suit against Service Engineering Corporation and Edward G. Bounds, Jr. in the U.S. District Court for the Eastern District of North Carolina. We made the following claims against the defendants:

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Their development of an in ovo injection device, designed to compete with our patented Inovoject® injection method, infringes at least one claim of U.S. Patent No. 4,458,630, exclusively licensed to us for the in ovo injection of vaccines into an avian embryo (the Sharma Patent); and

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They violated the terms of a Consent Judgment and Settlement Agreement entered into with us in November 1995 in which prior litigation was concluded with Service Engineering Corporation and Edward G. Bounds, Jr. agreeing not to engage in future activities violating the Sharma Patent.

—	We sought injunctive relief to prevent infringement of the Sharma Patent as well as monetary damages.

In November 1996, Service Engineering Corporation and Edward G. Bounds, Jr. responded to our suit by asserting various affirmative defenses and denying the substantive claims in our complaint.

This suit concluded on July 30, 1998 with a jury verdict in favor of us, which verdict:

—	fully upheld the validity of all asserted claims of the Sharma Patent, finding that the defendants had willingly infringed all asserted claims of the patent;

—	found that the defendants had breached the 1995 Consent Judgment and Settlement Agreement and that the breach was not in good faith; and

—	awarded us damages of $500,000 plus litigation expenses and court costs.

The Court entered a Judgment in favor of us on September 28, 1998, which included a monetary award of $2,612,885 and an injunction prohibiting the defendants from practicing methods claimed in, or otherwise infringing, the Sharma Patent. That injunction has expired with the expiration of the Sharma Patent in June of 2002.

On October 28, 1998, Service Engineering Corporation and Edward G. Bounds, Jr. filed a notice of appeal in the U.S. Court of Appeals for the Federal Circuit seeking a reversal of the Judgment. In July

2000, the U.S. Court of Appeals for the Federal Circuit affirmed the district court’s decision to award to Embrex litigation expenses plus interest valued at approximately $1.5 million. In addition, the appeals court upheld the finding that Service Engineering Corporation and Edward Bounds had willfully infringed all asserted claims of the Sharma Patent. However, the appeals court vacated the award of direct infringement damages finding that the district court erroneously awarded direct damages without proper evidence to support the award. Therefore, the appeals court remanded that award ($500,000 which was trebled) to the district court for further proceedings for determination of a reasonable royalty for the infringement of the patented method by Service Engineering Corporation and Edward G. Bounds, Jr. These proceedings were opened on August 28, 2000, but were stayed early in 2001 pending the conclusion of a bankruptcy proceeding initiated by Edward G. Bounds, Jr.

Machining Technologies, Inc. v. Embrex

On April 15, 1999, Machining Technologies, Inc. of Hebron, Maryland served on us a Complaint for Declaratory Judgment against us in the U.S. District Court for the District of Maryland. Machining Technologies, Inc. sought a declaration that the Sharma Patent is not infringed, invalid and/or not enforceable. Machining Technologies, Inc. was a manufacturer of egg injection machine parts to Edward G. Bounds, Jr. and Service Engineering Corporation. We believed that this action was without legal basis and, on June 4, 1999, filed a motion to dismiss this action. On March 7, 2000, the U.S. District Court for the District of Maryland granted our motion to dismiss this action and ordered this case closed.

THE LOSS OF KEY COLLABORATORS AND OTHER KEY PARTIES COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS

We currently conduct our operations with various third-party collaborators, licensors or licensees. We plan to continue developing these relationships and believe our present and future collaborators, licensors and licensees will perform their obligations under their agreements with us, based on an economic motivation to succeed. However, financial or other difficulties facing these parties may affect the amount and timing of funds and other resources devoted by the parties under these agreements. In addition, disagreements may arise with these third parties which could delay or lead to the termination of the development or commercialization of new products, or result in litigation or arbitration, which would be time consuming and expensive. Thus, there is no assurance that we will develop any new products or generate any revenues from these collaborative agreements.

WE ARE SUBJECT TO AN INHERENT RISK OF PRODUCT LIABILITY

The development, manufacture, distribution and marketing of our products involve an inherent risk of product liability claims and associated adverse publicity. These claims may be made even with respect to those products that are manufactured in licensed and approved facilities or that otherwise possess regulatory approval for commercial sale. These claims could expose us to significant liabilities that could prevent or interfere with the development and marketing of our products. Product liability claims could require us to spend significant time and money in litigation or pay significant damages. Although we currently maintain liability insurance, which we believe is adequate to cover the Company’s potential exposure in this area, there can be no assurance that the coverage limits of our policies will be adequate. Such insurance is expensive, difficult to obtain and may not continue to be available on acceptable terms or at all.

GOVERNMENT REGULATION AND THE NEED FOR REGULATORY APPROVAL MAY ADVERSELY AFFECT OUR BUSINESS

Regulatory approval required in various areas of our business may adversely affect our operations. The primary emphasis of these requirements is to assure the safety and effectiveness of our products. While the use of the Inovoject® system is not subject to regulatory approval in the United States, it may require regulatory approval by foreign agencies. Also, research and development activities and the investigation, manufacture and sale of poultry health products are subject to regulatory approval in the United States by either the USDA or the United States Food & Drug Administration (FDA) and state agencies, as well as by foreign agencies. Obtaining regulatory approval is a lengthy, costly and uncertain process. Approval by the USDA generally takes 1 to 3 years, while approval by the FDA may take 5 or more years. Various problems may arise during the regulatory approval process and may have an adverse impact on our operations. Changes in the policies of U.S. and foreign regulatory bodies could increase the time required to obtain regulatory approval for each new product. Delays in obtaining approval may adversely affect the marketing of, and the ability to receive revenues and royalties from, products developed by us. There is no assurance that any future products developed by us or by our collaborative partners will receive regulatory approval without lengthy delays, if at all. Even when approved, regulators may impose limitations on the uses for which the product may be marketed and may continue to review a product after approving it for marketing. Regulators may impose restrictions and sanctions, including banning the continued sale of the product, if they discover problems with the product or its manufacturer.

Pursuant to some of our licensing or joint development agreements, the licensees or joint developers bear the costs associated with the regulatory approval process for some products. We plan to continue to enter into these types of agreements in the future. If we cannot generate sufficient funds from operations or enter into licensing or joint development agreements to develop products, we may not have the financial resources to complete the regulatory approval process with respect to all or any of the products currently under development. We may need to obtain approval from appropriate regulators before we can sell our products in a particular jurisdiction.

Other regulations apply or may apply to research and manufacturing activities, including federal, state and local laws, regulations and recommendations relating to the following:

—	safe working conditions;

—	laboratory and manufacturing practices; and

—	use and disposal of hazardous substances used in conjunction with research activities.

It is difficult to predict the extent to which these or other government regulations may adversely impact the production and marketing of our products.

OUR INABILITY TO ATTRACT AND RETAIN KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS

We must continue to attract and retain experienced and highly educated scientific and management personnel and advisors to be able to develop marketable products and maintain a competitive research and technological position. Competition for qualified employees among biotechnology companies is intense. There can be no assurance that we will be able to continue to attract and retain qualified staff. The departure of any key executive or our inability to recruit and retain key scientific or management personnel could have an adverse affect on our business, results of operations or financial condition. Our ability to replace key individuals may be difficult and may take an extended period of time because of the limited number of individuals in the biotechnology industry with the breadth of skills and experience required to develop and commercialize products successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate such individuals. We have obtained insurance in the amount of $1,000,000 on the life of Randall L. Marcuson, our President and Chief Executive Officer, of which we are the sole beneficiary. This amount may not be sufficient to compensate us for the loss of his services.

IF WE CANNOT CONTINUE TO PROVIDE TIMELY SUPPORT AND MAINTENANCE TO OUR CUSTOMERS, OUR BUSINESS MAY SUFFER

We are required to supply, support, and maintain large numbers of Inovoject® systems at our customers’ hatcheries on a timely basis at a reasonable cost to us. There can be no assurance that we will be able to continue to provide these services on a timely or cost-effective basis. If we are unable to do so, our customers may reduce their use of our products, which could adversely affect our operating results.

WE HAVE ANTI-TAKEOVER DEFENSES THAT COULD DISCOURAGE OR DELAY A TAKEOVER

Provisions of our certificate of incorporation and bylaws could have the effect of discouraging or delaying an acquisition of our company. For example, the Board of Directors has the authority to issue up to 15,000,000 shares of Preferred Stock in one or more series and to determine the designations, preferences and relative rights and qualifications, limitations or restrictions of the shares constituting any series of Preferred Stock, without any further vote or action by the shareholders. The issuance of Preferred Stock by the Board of Directors could affect the rights of the holders of Common Stock. For example, an issuance could result in a class of securities outstanding that would have preferences with respect to voting rights and dividends and in liquidation over the Common Stock, and could (upon conversion or otherwise) enjoy all of the rights applicable to Common Stock. The authority of the Board of Directors to issue Preferred Stock potentially could be used to discourage attempts by others to obtain control of us through merger, tender offer, proxy contest or otherwise by making these attempts more difficult to achieve or more costly. The Board of Directors may issue the Preferred Stock without shareholder approval and with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. No agreements or understandings currently exist for the issuance of Preferred Stock, and the Board of Directors has no present intention to issue any Preferred Stock. We adopted a shareholder rights plan which could have the effect of discouraging a takeover of us. The rights plan, if triggered, would make it more difficult to acquire us by, among other things, allowing existing shareholders to acquire additional shares at a substantial discount, thus substantially inhibiting the ability of a party to obtain control of the Company.